United States securities and exchange commission logo





                              March 15, 2024

       Stefan Berger
       Director
       Pegasus TopCo B.V.
       Robert-Bosch-Str. 32-36,
       72250
       Freudenstadt, Germany

                                                        Re: Pegasus TopCo B.V.
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed March 12,
2024
                                                            File No. 333-274701

       Dear Stefan Berger:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

       Amendment No. 4 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 181

   1.                                                   We note your response
to prior comment 3. While we understand there might be
                                                        significant estimates
involved in the determination of the fair value of the Earnout shares,
                                                        Rule 11-02(6) of
Regulation S-X requires that pro forma adjustments be made using information as of the
most recent practicable date. As such, estimates should be made using the share price
of TopCo Ordinary shares and other assumptions as of a recent date.
                                                        As noted by Rule
11-02(10), if the transaction is structured in such a manner that significantly different
results may occur, the company can provide additional pro forma presentations which
give effect to the range of possible results. Please clarify if the compensation charge
calculated under IFRS 2, using assumptions as of the most recent
 Stefan Berger
Pegasus TopCo B.V.
March 15, 2024
Page 2
      practicable date, is zero, or is not material. If so, revise your disclosure to describe the significant assumptions made and the basis for these assumptions. If not, revise your presentation to include the compensation expense as calculated under IFRS 2 and describe the significant assumptions made and the basis for these assumptions. Liquidity and Capital Resources, page 206

2. We note your response to prior comment 4 that you do not believe the restrictions
      mentioned within page 59 meet the requirements of    restricted net
assets    as defined in
      Rule 1-02(dd) of Regulation S-X. Your risk factor disclosure cites common restrictions for Chinese based companies that have resulted in Rule
4-08(e) and 5-04 of
      Regulation S-X disclosures in practice. You disclose:    As a result, our
Chinese
      subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans or advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our
      indebtedness.    Also, you note as an example that the company entered
into a licensing
      agreement with a Chinese subsidiary and in payment,    15 million was
transferred out of
      the subsidiary to the company. However, Rule 1-02(dd) of Regulation S-X defines
      Restricted Net Assets as those that may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). It appears that the licensing arrangement involves the payment of compensation in exchange for products or services. Clarify how you consider this arrangement to be included in this definition. Please also clarify whether under current Chinese law your Chinese subsidiary can only pay dividends out of retained earnings and, if so, how you considered this in determining its ability to transfer its net assets to you in the form of loans, advances or cash dividends. To the extent these restricted net assets meet the quantitative thresholds in
      Rule 5-04 of Regulation S-X, please include Schedule 1 and the disclosures required by
      Rule 4-08(e)(3) of Regulation S-X. Also, see Instruction 5 to Item 303(b) of Regulation
      S-K.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameStefan Berger
                                                            Division of
Corporation Finance
Comapany NamePegasus TopCo B.V.
                                                            Office of
Technology
March 15, 2024 Page 2
cc:       George Hacket
FirstName LastName